ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

Telephone:     (604) 688-8656

Facsimile:      (604) 688-8654

Website:  www.accelrate.com

APS –  37

     May 10, 2005

     TSX Symbol: APS

FOR IMMEDIATE RELEASE

       Frankfurt (Germany) Symbol: KCG

Exercise of AccelRate Warrants Raises $216,000 (CDN)

Vancouver, B.C, May 10, 2005 – AccelRate Power Systems, the technology leader in rapid battery chargers, announced today that warrants due to expire on May 16, 2005 have been exercised by one of AccelRate’s corporate European investors. The funds have increased the company’s treasury by $216,000.

Proceeds will be used to further advance the marketing and communication efforts for AccelRate’s superior battery charger products, as well as for administrative purposes.

AccelRate recently announced the introduction of its private label line of rapid battery chargers. This is pursuant to AccelRate’s recent announcements regarding its signing of a license agreement with Hawker Powersource Inc. (www.hawkerpowersource.com) for the manufacturing and marketing of chargers incorporating AccelRate’s proprietary technology, and the appointment of Papé Material Handling (Papé) for the sale and distribution of AccelRate’s private label line of rapid battery chargers.

AccelRate’s proprietary battery charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange DAX (symbol KCG).

ACCELRATE POWER SYSTEMS INC.
“Reimar Koch”
President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.